EXHIBIT 99.1

New Found to Acquire Labrador Gold’s Kingsway Project

Vancouver, BC, April 22, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it has entered into a property purchase agreement (the “Agreement”) with Labrador Gold Corp. (“LabGold”) (TSX-V: LAB, OTCQX: NKOSF, FNR: 2N6) providing for the sale by LabGold to New Found (the “Transaction”) of a 100% interest in LabGold’s Kingsway Project (the “Kingsway Project”), located in Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (together with the Kingsway Project, the “Purchased Assets”). As consideration for the Purchased Assets, New Found will issue to LabGold such number of common shares in New Found (the “Shares”) equal to CDN$20,000,000 divided by the closing price of the Shares on the TSX Venture Exchange (the “TSX-V”) on the last trading day prior to the closing date of the Transaction.

Greg Matheson, COO of New Found, stated: “The acquisition of the Kingsway Project announced today is a significant building block to the district scale potential of the Queensway Project. We recognize the transformative exploration contributions by the LabGold team, making several early discoveries at Kingsway, and we look forward to continuing exploration and drilling aimed at unlocking its full potential. Kingsway today is reminiscent of Queensway when New Found acquired the project back in 2016 with numerous early discoveries and large swaths of underexplored structures that later evolved into significant mineralized zones. We like to think that Kingsway is entering its discovery phase.

“The combined projects have over 20km of strike length along the Appleton Fault Zone, which more than doubles the existing strike length currently within the Queensway North project. Our exploration and operations team at New Found is well suited to explore this geological domain and mineralization style and we expect to unleash that expertise in realizing the potential at Kingsway.”

Kingsway Project Details

•	The Kingsway Project contains 311 mineral claims covering 7,775 hectares and adjoins New Found’s Queensway Project (the “Queensway Project”) along several borders (see Figure 1).

•	The Kingsway Project contains many similar geological characteristics to the Queensway Project including over 12km of presumed strike length along the Appleton Fault Zone (“AFZ”).

•	Exploration over the past several years by LabGold has resulted in several high-grade gold discoveries including Big Vein, Pristine, and Golden Glove that display similar mineralizing styles to the Queensway Project.

Project Synergies

•	New Found’s base of geologic knowledge of the central Newfoundland Gold Belt and the AFZ will be applied to the Kingsway Project to expand on existing discovery areas and to identify additional mineralized zones.

•	The combined projects offer increased potential to solidify the district scale nature of the Queensway Project, with the additional 12km of strike along the AFZ lending the ability to identify and build upon additional zones of mineralization.

•	New Found is well capitalized and has significant exploration infrastructure and an experienced exploration team in place that will allow for efficient exploration that is required to unlock the mineral potential at the Kingsway Project.

APPLETON FAULT ZONE
DOG BAY LINE
JBP FAULT ZONE
GRUB LINE
+12 ADDITIONAL KM ALONG THE AFZ
DROPKICK
PRISTINE
BIG VEIN
GOLDEN GLOVE
K2
LOTTO
Glenwood
Appleton
GOLDEN JOINT
ICEBERG
KEATS WEST
KEATS
TCH
KNOB
GROUSE
1744
H POND
POCKET POND
LACHLAN
LOGAN
Gander
Gander Lake
QUEENSWAY PROJECT
Town
Trans-Canada Highway
Regional Fault Zone
Major Fault Zone
Kingsway Property
Queensway Property
Gold Zone
N
0
5km

Figure 1: Location of the Kingsway Project.

Details of the Transaction

The Transaction requires the approval of 66 2/3% of the votes cast by holders of common shares of LabGold at a shareholder meeting to be called by LabGold. In addition, the Transaction is subject to customary closing conditions, including the approval of the TSX-V. It is anticipated that the closing of the Transaction will occur in the third quarter of 2024.

The Agreement includes deal-protection provisions, including customary non-solicitation provisions, a right for New Found to match any superior proposal, and a termination fee of CDN$500,000, payable by LabGold, in customary circumstances. Directors, officers and certain shareholders of LabGold, owning approximately 2.35% of LabGold’s common shares have entered into voting support agreements pursuant to which they have agreed to vote all the LabGold shares they own, or control, in favour of the Transaction.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce.

The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.6 million as of April 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Collin Kettell”

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Transaction and the Company, including with respect to the benefits of the Transaction and the Kingsway Project, including the Company’s exploration plans, project synergies and mineral potential, the approval the Transaction by the of shareholders of LabGold, TSXV approval of the Transaction and the timing of the Transaction. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining the required approvals for the Transaction, satisfying the other conditions to the Transaction, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.